UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFR-INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18804 NE 106th Street
Redmond, WA 98052

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name - *if individual, state last, first, middle name*)

601 Union St, Suite 2300	**Seattle**	**WA**	**98101**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, **Jeffrey Anthony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CFR-Inc.** as of **DECEMBER 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

President
Title

Notary Public Comm Expire April 9, 2020

HOLLY M. GRAGG NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 4-09-20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("the Company") (an S Corporation) as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS



Supplemental Information

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computation of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C. F. R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Peterson Sullivan LLP

Seattle, Washington
February 21, 2018

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	40,889
Accounts receivable		5,000
Prepaid expenses		5,713
	$	51,602

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	131
Due to stockholder		1,370
Total liabilities		1,501
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		55,000
Retained deficit		(5,899)
Total stockholder's equity		50,101
	$	51,602

See Notes to Financial Statements

4

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenue		
Fee income	$	188,192
		188,192
Expenses		
Salary		119,639
Insurance		25,875
Professional fees		28,575
Regulatory fees		6,184
Communications and data processing		2,090
Travel and Entertainment		395
Taxes		4,169
Other expenses		542
		187,469
Net income	$	**723**

See Notes to Financial Statements

5

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

| | Common Stock | | Additional | Retained | Total |
	Shares Outstanding	Amount	Paid-In Capital	Earnings (Deficit)	Stockholder's Equity
Balance, December 31, 2016	1,000	$ 1,000	$ 55,000	$ 16,978	$ 72,978
Net Income				723	723
Withdrawal				(23,600)	(23,600)
Balance, December 31, 2017	1,000	$ 1,000	$ 55,000	$ (5,899)	$ 50,101

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	723
Adjustments to reconcile net income to net cash flows		
from operating activities		
Warrants received for services		(3,600)
Change in operating assets and liabilities		
Prepaid expenses		(708)
Accounts payable and accrued expenses		(97)
Due to stockholder		118
Net cash flows from operating activities		(3,564)
Cash Flows from Financing Activities		
Capital Withdrawals		(20,000)
Net cash flows from financing activities		(20,000)
Net Decrease in Cash for Period		(23,564)
Cash, beginning of year		64,453
Cash, end of year	$	40,889

See Notes to Financial Statements

8

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("CFR") is a corporation that was organized under the laws of the State of Washington on June 30, 2003. CFR's operations consist primarily of providing investment banking services, private placement services, and business development services.

On November 5, 2008, CFR became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC"). In addition, CFR is a member of the Financial Industry Regulatory Authority ("FINRA"). CFR's broker-dealer operations commenced on November 5, 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts. CFR occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Revenue is generally recognized when services are provided and invoiced to CFR's customers in accordance with the terms of the agreements. Payments for services are generally negotiated or may be determined by CFR's customers. For the fiscal year ending December 31, 2017 CFR derived 100% of its revenue from three customers.

Revenue from the three receipt of commission warrants is recognized when the transaction is completed and the warrants are received based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the 1. exercise price, 2. remaining life of the warrant, 3. current price of the underlying stock, 4. expected dividends on the stock, 5. risk-free interest rate for the remaining term of the warrant, and 6. its expected volatility.

Several of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies' standard deviations of price matched to the remaining time duration of each warrant. For 2017 all warrant revenue was derived from a single customer.

 The Company's policy is to distribute warrants immediately after they are received. Warrants valued at $3,600 were distributed.

Accounts Receivable

CFR uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. There was no allowance for doubtful accounts as of December 31, 2017. As of December 31, 2017, the entire receivable balance was due from one customer.

Income Taxes

CFR has elected S Corporation status for tax purposes and is not taxed at the company level. Instead, its items of income, loss, deduction, and credit are passed through to its sole stockholder in computing his individual tax liability. CFR generally makes distributions to the stockholder to pay the liabilities arising from this election.

Subsequent Events

CFR has evaluated subsequent events through the date these financial statements were available to be issued, which was February 21, 2018.

Note 2. Investment Banking Agreement

CFR has an investment banking agreement with a customer whereby CFR is engaged to act as a non-exclusive placement agent to arrange a private placement of debt and/or equity securities of the customer; a merger, sale or acquisition transaction involving the customer; or some other transaction involving one or more pre-approved parties. The customer is a registrant with the Securities and Exchange Commission.

Note 3. Related Party Transactions

The stockholder occasionally pays for CFR's expenses for which he requests reimbursement. These expenses are reflected on the income statement of CFR. At December 31, 2017, CFR owed $1,370 to the stockholder for such expenses. CFR also uses facilities and equipment provided by the stockholder without charge. Any charges that could be allocated to CFR are not material.

As of December 31, 2017 the stockholder of the Company owned common stock, preferred stock, and warrants of one company from which CFR generated $64,392 of revenue. The ownership percentage of the stockholder in this company is not significant (less than 5%).

Note 4. Commitments, Contingencies, and Guarantees

Management of CFR believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations as of December 31, 2017.

Note 5. Net Capital Requirements

CFR is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, CFR is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2017, the required minimum net capital was $5,000. CFR had computed net capital of $39,388 at December 31, 2017, which was in excess of the required net capital level by $34,388. In addition, CFR is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2017, CFR's ratio of aggregate indebtedness to net capital was 0.04 to 1.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	50,101
Deductions		
Accounts receivable		5,000
Prepaid expenses		5,713
Net capital, as computed		39,388
Minimum net capital		5,000
Net capital excess	$	34,388

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	131
Due to the stockholder		1,370
Total aggregate indebtedness	$	1,501

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		4%
Ratio of aggregate indebtedness to net capital		.04 to 1

CFR is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i). The Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to generate revenues from investment banking contracts and does not carry any customer accounts. The Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as the other exemption sections do not apply.

CORPORATE FINANCE RESOURCES, INC.

(DBA CFR-INC.)

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2017

Net capital per the broker's unaudited Focus Report, Part IIA
   and per audited financial statements $ 39,388

   There were no material differences between the computation of net
   capital per brokers FOCUS Report, Part IIA and the net capital included in
   this report

14

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("the Company") (an S Corporation) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 21, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS



CORPORATE FINANCE RESOURCES

CFR-INC.

Exemption Report

CFR-INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from17 C.F.R. § 240.15c3-3(customer protection – reserves and custody of securities) under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2017 without exception.

(2) The Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to generate revenues from investment banking contracts and does not carry any customer accounts. The Company believes that claiming an exemption under Rule 15c3-3 paragraph K(2)(i) is appropriate as the other exemption sections do not apply.

CFR-INC

Jeffrey Anthony

President

2-7-18

Date